November 12, 2004

VIA FACSIMILE AND FEDERAL EXPRESS
Thomas Bresnan
NEW HORIZONS WORLDWIDE, INC.1900
S. State College Boulevard, Suite 200
Anaheim, California 92806

         Re:  Acknowledgement of Default and Waiver Agreement

Dear Thomas:

        This Acknowledgement of Default and Waiver Agreement (this “Agreement”) is made with reference to the Credit Agreement (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) dated as of February 27, 2003, among New Horizons Worldwide, Inc., a Delaware corporation (“Borrower”), each of the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”) and Wells Fargo Bank, National Association, as Administrative Agent (in such capacity, the “Administrative Agent”). All capitalized terms not otherwise defined herein shall have the meaning set forth in the Credit Agreement. Unless otherwise noted, all section references contained herein shall be to sections of the Credit Agreement.

        1.        Acknowledgement of Default. Pursuant to a letter dated November 3, 2004, Borrower has informed the Administrative Agent, and hereby acknowledges the occurrence and continuation, of breaches under Section 6.14 (Funded Debt Ratio), 6.15 (Debt Service Coverage Ratio) and 6.16 (Minimum Adjusted EBITDA) of the Credit Agreement, each for the Fiscal Quarter ended September 30, 2004, and each of which constitutes an Event of Default under Section 9.1(c) of the Credit Agreement (the “Existing Default”).

        2.        Waiver of Existing Defaults. Subject to the terms and conditions set forth below, the Lenders hereby unconditionally and irrevocably waive the Existing Defaults.

        3.        Conditions; Additional Covenants. As a condition to the effectiveness of the Lenders’ waiver of the Existing Defaults, the Borrower hereby covenants and agrees as follows:

(a) Unless otherwise agreed to by the Requisite Lenders, no additional Letters of Credit shall be issued and no additional Advances shall be made;

    (b)        Each currently existing Eurodollar Rate Advance shall, on the last Eurodollar Banking Day of the currently existing Eurodollar Period with respect thereto, be Converted to a Base Rate Advance of equal amount;

    (c)        Borrower shall, at all times, maintain a minimum cash balance of $3,500,000 in an account (the “Cash Balance Account”) maintained by Borrower at a financial institution selected by Borrower (which may be, but is not required to be, an account at Wells Fargo), provided that if such account is maintained at a financial institution other than Wells Fargo, Borrower shall cause (and instruct, in writing) such financial institution to provide such information directly to the Administrative Agent as the Administrative Agent shall reasonably request to monitor, at all times, the balance in such Cash Balance Account;

    (d)        Borrower shall permit Nigro, Karlin & Segal to conduct such reviews of its operations and its books and records as Administrative Agent or its counsel shall reasonably request, (the “Nigro Karlin Engagement”);

    (e)        Borrower shall provide to the Administrative Agent, on or before 5:00 p.m. (California time) each Tuesday, a 13-week cashflow forecast for Borrower and its Subsidiaries (prepared to reflect weekly calculations) certified by the chief financial officer of Borrower in a form satisfactory to the Administrative Agent (such 13-week period commencing with the immediately preceding week and covering the twelve weeks thereafter); and

    (f)        In addition to any other payments, reductions or other amounts scheduled to be paid or otherwise due and owing to the Lenders under the Loan Documents, Borrower shall, on or before December 15, 2004, permanently reduce the outstanding principal Indebtedness under the Loan Documents by not less than $1,000,000 (the “Reduction Requirement”).

        4.        Reservation of Rights. The Existing Defaults are not intended to be an exhaustive list of all Events of Default which have occurred and remain continuing. The Administrative Agent and the Lenders expressly reserve the right to declare additional Events of Default, at their own discretion, at any such time as such other Events of Default shall occur and be continuing. Each of the waivers set forth herein are one-time waivers only and shall relate solely to the specific provisions of the Credit Agreement and fiscal periods described in Section 1 above.

        5.        Additional Defaults. Borrower further hereby agrees and acknowledges that if, at any time, Borrower shall fail to satisfy, fully perform or otherwise violate any of the covenants and agreements set forth in Section 3 above, such failure shall immediately constitute an Event of Default under the Loan Agreement and the other Loan Documents and the Lenders shall have the right, effective as of the date of such failure, to immediately exercise each of its default rights, remedies, powers and privileges, including, without limitation, application of the Default Rate as of such date, all without any further notice or action. Borrower should not assume that because no such action has been taken as of the date hereof, that default rights and remedies will not be exercised in the future.

        6.        Key-Man Life Insurance. Based on information provided to the Administrative Agent by Borrower, it is our understanding that Borrower is currently the beneficiary of certain Key-Man Life Insurance Policies with cash surrender values of approximately $1,700,000. Notwithstanding the provisions of Section 6.4 of the Loan Agreement. Borrower shall be permitted to liquidate such policies and notwithstanding the provisions of Section 3.1(e) of the Loan Agreement Borrower shall be entitled to retain that portion of the Net Cash Sales Proceeds received pursuant to such liquidation which are in excess of $1,000,000.00. For purposes of clarification, Borrower may use any such Net Cash Sales Proceeds to satisfy the Reduction Requirement.

        7.        Costs and Expenses. All parties hereto further agree that, in addition to the obligations of Borrower under the Loan Documents, Borrower agrees to pay all costs and expenses (including without limitation reasonable attorney’s fees) expended or incurred by the Administrative Agent and the Lenders in connection with the negotiation, documentation and preparation of this Agreement, the Nigro, Karlin Engagement, and any other documents executed in connection herewith, including without limitation, any and all costs incurred in carrying out the terms of this Agreement, whether incurred before or after the effective date hereof.

        Other than as expressly set forth herein, nothing contained in this Agreement shall diminish, prejudice or waive any of the Lenders’ rights and remedies under the Credit Agreement, the other Loan Documents or applicable laws and the Lenders expressly reserve all of such rights and remedies.

[THIS SPACE INTENTIONALLY LEFT BLANK-
SIGNATURE PAGE TO FOLLOW]

        The Borrower understands that this Agreement shall not be effective unless and until the Administrative Agent has received a counterpart of this agreement duly executed by Borrower.

Very truly yours, WELLS FARGO BANK NATIONAL ASSOCIATION, as Administrative Agent for the Lenders By: Name: Title:

AGREED TO AND ACKNOWLEDGED THIS 12th DAY OF NOVEMBER 2004 NEW HORIZONS WORLDWIDE, INC., a Delaware corporation By: Name: Title:

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